Exhibit 99.152

THE VALENS COMPANY INC.
(THE “COMPANY”)

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS (“SHAREHOLDERS”)
OF THE COMPANY (THE “MEETING”)

HELD ON TUESDAY, MAY 25, 2021
BY WAY OF LIVE AUDIO WEBCAST

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the matters voted upon and the outcome of voting at the Meeting are as follows:

1.	Election of Directors

The seven nominees set forth in the management information circular of the Company dated April 19, 2021 (the “Circular”) were elected as directors of the Company by a vote held by electronic ballot in respect of each nominee as follows:

Nominee	Votes For	%	Votes Withheld	%
Deepak Anand	44,304,305	99.80	87,283	0.20
Guy Beaudin	44,308,657	99.81	82,931	0.19
Andrew Cockwell	44,282,359	99.75	109,229	0.25
Karin A. McCaskill	43,410,318	97.79	981,270	2.21
Ashley McGrath	37,745,711	85.03	6,645,877	14.97
Tyler Robson	44,313,140	99.82	78,448	0.18
Drew Wolff	44,315,107	99.83	76,481	0.17

2.	Appointment of Auditor

A resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of Shareholders and authorizing the directors of the Company to fix the auditors’ remuneration was passed. The results of the vote were as follows:

Votes For	%	Votes Withheld	%
44,367,758	99.95	23,830	0.05

3. Approval of Share Consolidation

A resolution authorizing the board of directors of the Company (the “Board”), in its sole discretion, to consolidate the common shares of the Company (“Common Shares”) on the basis of a consolidation ratio to be selected by the Board, provided that such ratio is within the range of 1 new Common Share for every 1.5 to 3 old Common Shares and to amend the Company’s articles accordingly. The results of the vote were as follows:

Votes For	%	Votes Against	%
43,865,928	98.82	525,660	1.18

THE VALENS COMPANY INC.

By:	(Signed) Jeff Fallows
Jeff Fallows
President